Exhibit 99.1

ASX ANNOUNCEMENT

15 September 2014

Transformational restructuring plans to support Molecular Diagnostics focus and finalisation of financing

Melbourne, Australia; 15 September 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to announce plans for the restructure and realignment of group activities. These changes will enable the Company to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGenTM. The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy. The core plans approved by the Board include:

•                  the sale / divestment of non-core assets;

•                  the realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO;

•                  a board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market; and

•                  a proposed Company name change to represent a MDx focus.

The plans being implemented are targeted for completion over the next quarter, and are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the Company has finalised commitments for a $2.15M financing via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes will carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will also be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes will also carry free attached options to purchase further shares in the Company (Options) and will be subject shareholder approval.

Shareholder approval for the conversion under Notes and the grant of the Options will be sought at a General Meeting, and will be the subject of further ASX announcements by the Company. Further details on the Notes and Options are contained in the Annexure overleaf.

Lodge Corporate Pty Ltd served as the exclusive placement agent for the transaction.

The funds raised under the financing will be used to support Genetic Technologies’ short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US MDx strategy. The Company also expects to receive additional funding and cost benefits over the next quarter from the proposed sale of non-core assets.

As part of Genetic Technologies’ refocused commercialisation strategy on MDx, the Company will continue to maintain its patent assertion program based on its non-coding patent estate, in a revised, targeted and cost-effective manner.

Molecular Diagnostics — BREVAGenTM

BREVAGen is a diagnostic test that informs clinicians and patients about individual, non-familial, sporadic risk of breast cancer.

Genetic Technologies acquired BREVAGen in April 2010 from US based Perlegen Sciences, Inc. following several years of extensive development and validation work. The Company subsequently completed the US regulatory approvals and commercialisation strategy for BREVAGen, and launched the test with its direct sales force in May 2011. Today, BREVAGen is approved for sale in all States in the US and the current generation of product is applicable to only Caucasian women.

Since launching, the Company has further refined its commercial strategy for BREVAGen in the US, and over the last quarter has moved to focus on large breast and imaging centres in identified high business growth territories. This has been done in preparation for, and to leverage off, the next generation of BREVAGen called BREVAGenplus, which will be launched in October 2014 to coincide with breast cancer awareness month.

BREVAGenplus has the characteristics which the Company strongly believes will make it very appealing to the larger breast centres. BREVAGenplus has been developed in association with US and Australian academic and research centres and provides a more reliable and accurate assessment of a patient’s breast cancer risk, and expands applicability of the test, beyond the Caucasian population to include African American and Hispanic women.

The Company believes that the addressable market of eligible women who meet the appropriate criteria for BREVAGenplus, in the US, is estimated at in excess of 7 million women.

To address this market opportunity and to support current marketing and reimbursement efforts, the Company has plans in place to conduct clinical utility studies that will demonstrate the benefit of the BREVAGenplus test to patients, physicians and importantly insurers. These studies are specifically designed to provide data to further entrench BREVAGenplus in clinical practices, promote market awareness and enhance its adoption.

Furthermore, the use of BREVAGenplus can assist the physician to meet recently introduced legislative changes, in some US states, that require patients to be notified of dense breast tissue following a mammogram. Dense breast tissue is an independent risk factor for breast cancer, as well as potentially masking an existing lesion. BREVAGenplus provides the physician with a tool to help this at-risk group better manage their breast cancer risk through monitoring and prevention strategies. The Company believes that these legislative changes will provide a positive impetus for breast centres to adopt BREVAGenplus as part of their risk management programs.

Genetic Technologies’ Chief Executive Officer Ms Alison Mew commented on the announcement saying:

“It is expected that BREVAGenplus will deliver improved outcomes over our first generation test and will, very importantly, be applicable for each of the major ethnic groups in the United States.  Not only will this make physicians more likely to use and recommend the test, but it will also greatly simplify the sales and marketing efforts required to support the enhanced product.

BREVAGen represents a large commercial opportunity for the Company and its continued growing market penetration will be supported by the imminent launch of the next generation test, BREVAGenplus. The launch of BREVAGenplus has played a major role in the Company’s decision to restructure and focus its attention toward the US market.”

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Annexure — Additional terms re Notes

Term	Description

Notes	Note holders are to subscribe for secured unlisted debt notes (Notes) with a face value and issued in a single denomination of $1.00 each.

Maturity Date	4 years from the Issue Date.

Attaching Option

Company will subject to GTG shareholder approval also grant to the Note holders attaching options (Options) to purchase Shares based on their Subscription Amount subscribed. The number of Options to issue to each Note holder will be calculated by dividing the Subscription Amount by the lesser of the 5 day VWAP (a) preceding time of announcement of the entry into the Note (namely $0.025) and (b) following the EGM date for approval of grant of Options.

GTG Shareholder approval

GTG Shareholder approval will be sought for the approval of the Notes being regarded as convertible, any Shares to be issued on conversion of the Notes (once convertible) and also to the issue of the attaching Options (and resulting Shares on exercise of an Option). If Shareholder approval is not obtained by the date being 90 days from the issue of the Note (EGM Date), the interest rate of 20% per annum (Default Interest Rate) will apply to all outstanding Notes, no Options will be issued and the Note holder may require GTG to redeem the Notes after 90 days of the EGM Date (Accelerated Redemption) with an additional payment (at the Default Interest Rate) also being required.

Interest rate	Interest accrues at the rate of 10 percent (10%) per annum (Interest Rate). If an Event of Default occurs, the interest rate is to be increased to 20 percent (20%) per annum.

Secured	The Notes are to be secured by a first ranking charge over the assets of the Company.

Early repayment	The Notes must be repaid (together with accrued but unpaid interest) in the circumstances of an Event of Default.

Repayment on Maturity date	The Notes along with any accrued and unpaid interest is to be will be repaid by the Company on the Maturity Date.

Convertible Note Certificate

Where GTG shareholder approval is obtained to the Notes becoming convertible, GTG will issue the Note holders with a replacement certificate (Convertible Note Certificate) confirming that the Notes are from the date of issue of that Convertible Note Certificate regarded as being convertible.

Conversion Price

The Convertible Notes may only be Converted on the following basis:

•                  where the Company undertakes an equity raising before EGM Date, the Note holder will have 14 days from announcement of that equity raising to convert all or part of the Convertible Notes at the issue price under that equity raising;

•                  in all other circumstances, the Note holder may convert all or part of the Convertible Notes following EGM approval at a 10% discount to the 5 day VWAP immediately preceding the date of the relevant conversion notice.

Company may elect to make the Notes convertible (in whole or in part)

Notwithstanding the other provision, the Company may elect at any time to make the Notes convertible in compliance with the ASX Listing Rules on written notice to the Note holder, at which time the Notes will be subject to the same conversion terms.

Company early repayment

The Company may at any time prior to the Maturity Date, but not earlier than 6 months after the issue of the Note, redeem the outstanding Notes for an amount equal to (a) principal outstanding plus 20% interest for 12 month period (if no Options) or principal outstanding plus 10% for 12 month period (if shareholders have approved the grant of the Options and the Options have been granted); PLUS (b) interest accrued up to the date of redemption, Provided that a Note has 14 days to elect to convert all of part of their Convertible Notes.

Listing	The Notes / Convertible Notes and any accompanying Options will not be listed or quoted on any recognised stock or securities exchange.

Annexure — Additional terms re Options

1.                                   Each Option is exercisable at any time after the date on which the Option issues and Company shareholder approval is granted to the issue and exercise of all options issued in connection with the Notes alongside which these Options were issued (Vesting Date), until and including their expiry date, namely 4 years from the Vesting Date (Expiry Date).

2.                                   The exercise price for each Option (which is payable immediately on exercise) is to be lesser (a) $0.025 and (b) of 5 day VWAP following EGM date for approval of grant of options, in each case per Share (Exercise Price).

3.                                   Shares allotted on the exercise of Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of the Company (except in respect to any dividends which shall have been declared but not yet distributed before the actual exercise of an Option) and will be subject to the provisions of the Constitution of the Company.

4.                                   In the event of a pro rata issue of Shares by the Company, the Exercise Price for each Option will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

5.                                   If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Options, the number of Options to which each Option Holder is entitled or the Exercise Price of his or her Options or both must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

6.                                   An Option does not confer the right to participate in new issues of capital offered to holders of Shares (Rights Entitlement) during the currency of the Options without exercising the Options. However, the Company will ensure that for the purpose of determining Rights Entitlements to any such issue, the Option Holder is to receive written notice from the Company of the pending closing or record date and sufficient time for the Option Holder to exercise the Options prior to that closing or record date in order to qualify for the participation in the Rights Entitlement.

7.                                   If the Shares are listed for quotation on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Shares allotted on the exercise of any Options within 10 Business Days (as defined in the Listing Rules of the ASX) of allotment.

8.                                   The Options do not provide any entitlement to dividends paid to ordinary shareholders.

9.                                   The Options do not entitle the Option Holder to vote at any meeting of shareholders.

10.                            To the extent that any of these Option Terms and Conditions are inconsistent with or contrary to the ASX Listing Rules (if any), the ASX Listing Rules provisions will prevail and these Option Terms and Conditions are deemed to incorporate the relevant ASX Listing Rules provisions as an amendment to these terms.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms Alison Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.